

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 13, 2011

<u>Via E-Mail</u>

Gregory Case
President and Chief Executive Officer
Aon Corporation
200 E. Randolph Street
Chicago, IL 60601

   Re: **Aon Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed February 25, 2011
     File No. 001-7933

Dear Mr. Case:

   We refer you to our comment letter dated July 12, 2011 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Cecilia Blye

             Cecilia Blye, Chief
             Office of Global Security Risk

cc: Jeffrey Riedler
   Assistant Director
   Division of Corporation Finance